TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES RESULTS ON THE 100% OWNED
WEST RIDGE CLAIMS, FAIRBANKS, ALASKA

GOLD BEARING INTRUSIVE LOCATED ON TRENCH 3, OLD GLORY PROSPECT

For Immediate Release: December 8, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that the following results have been received by Avalon Development Corp. on the trench geochemical results and ground geophysics recently completed on the Old Glory prospect on the Company’s 100% owned West Ridge claims in the Fairbanks District.

The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic (Table 1). Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also yielded grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

Table 1: Trench 3 intrusive results, West Ridge property

Sample #	Trench	From_m	To_m	Interval_ m	RockUnit	Au_ppb	As_ppm	Pb_ppm	Sb_ppm
461090	WRTR0303	99	100	1	Qtz-Mica Sch	71	240	7	5
461091	WRTR0303	100	101	1	Quartzite	226	926	4	14
461092	WRTR0303	101	102	1	Diorite	2860	3140	9	33
461093	WRTR0303	102	103	1	Diorite	1245	1915	15	37
461094	WRTR0303	103	104	1	Diorite	649	1480	5	17

461095	WRTR0303	104	105	1	Diorite	902	2610	5	22
461096	WRTR0303	105	106	1	Diorite	457	1120	9	16
461097	WRTR0303	106	107	1	Diorite	494	1455	7	21
461098	WRTR0303	107	108	1	Diorite	650	1360	13	22
461099	WRTR0303	108	109	1	Diorite	168	200	16	11
461100	WRTR0303	109	110	1	Diorite	218	233	13	28
465404	WRTR0303	110	111	1	Diorite	361	156	14	21
465405	WRTR0303	111	112	1	Diorite	296	102	11	13
465406	WRTR0303	112	113	1	Diorite	412	222	9	27
465407	WRTR0303	113	114	1	Diorite	178	100	17	9
465408	WRTR0303	114	115	1	Diorite	355	228	9	30

Given the presence of well mineralized intrusives in Trench 3, the extent of anomalous gold in soils adjacent to it and the presence of higher grade gold in rock samples from this area, a larger intrusive mass may exist south of the Old Glory discovery zone. Geophysical evidence supports this conclusion (see below).

GROUND GEOPHYSICS

Ground magnetic and VLF surveys were completed over the 3 West Ridge trenches in late November. These surveys correlate well with multi-element geochemistry and geologic mapping. Poorly mineralized quartzites and quartz mica schists generally have a flat, low magnetic response. Rocks of possible Chatanika Terrane origin returned a markedly higher magnetic response. Intrusive rocks display a flat low magnetic response in trench 3 but comprise only a small portion of the surveyed line making it difficult to determine whether or not the signature has reached a plateau or will continue to fall to a level which will allow mineralized intrusive and barren quartzite to be distinguishable on magnetic profiles.

CONCLUSIONS

Based on the geochemistry, geology and magnetics completed to date at the Old Glory prospect, John Robertson, President of Teryl Resources Corp., states, “I am very excited about drilling the intrusive discovery as soon as possible due to the fact that intrusive gold occurrences in the Fairbanks District have produced 20,000,000 ounces of gold from placer and lode resources.”

The following conclusions are warranted:

1.	Backhoe trenching has revealed the presence of northeast-trending mineralized shear zones at Old Glory. These shear zones correspond to linear gold – arsenic anomalies outlined by soil auger sampling.
2.	Backhoe trenching has revealed the presence of highly mineralized sericite altered intrusives which appear to underlie the southern end of the 2003 soil auger grid.
3.	Magnetics profiles appear capable of distinguishing between barren quartz mica schist and quartzite of the Fairbanks Schist from more magnetic rocks of the Chatanika Terrane.
4.	Magnetic profiles did not encounter enough intrusive rock to determine whether or not it could distinguish intrusives from Fairbanks Schist with any certainty.

RECOMMENDATIONS – Additional ground geophysics, trenching and drilling will commence on the gold intrusive discovery in January 2004.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	800-665-4616
604-278-5996

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.